November 21, 2024

Kenneth Gianella
Chief Financial Officer
Quantum Corporation
224 Airport Parkway, Suite 550
San Jose, CA 95110

       Re: Quantum Corporation
           Form 10-K for Fiscal Year Ended March 31, 2024
           File No. 001-13449
Dear Kenneth Gianella:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Brian Cabrera